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                                                                 Exhibit (a) (8)


Contact:          Charles Garske
                  Georgeson & Company, Inc.
                  (212) 440-9916


For Immediate Release


                   AFFILIATE OF GREENWAY PARTNERS TO BEGIN AN
                   $18.00 TENDER TOMORROW FOR OUTBOARD MARINE

(New York, NY, August 7, 1997) Greenmarine Acquisition Corp., a wholly-owned subsidiary of Greenmarine Holdings LLC, announced that it is commencing tomorrow, August 8, 1997, an all cash tender offer for all outstanding shares of common stock of Outboard Marine Corporation (NYSE:OM) at $18.00 net per share. Following completion of the tender offer, Greenmarine Holdings intends to effect a merger in which all remaining Outboard Marine shareholders will also receive the same cash price paid in the tender offer.

The investors in Greenmarine Holdings are an entity affiliated with Messrs. Alfred D. Kingsley and Gary K. Duberstein of Greenway Partners, L.P. and two entities associated with Soros Fund Management LLC. The investors have agreed to contribute to Greenmarine at least $241 million in cash and 2,000,000 shares of Outboard Marine (approximately 9.9% of the outstanding shares). Greenmarine Holdings has also obtained a commitment from American Financial Group to provide up to $150 million of the financing to consummate the transaction.

The Greenmarine offer is conditioned upon, among other things, (1) there being validly tendered and not properly withdrawn prior to the expiration date that number of shares that, when added to the number of shares beneficially owned by Greenmarine Acquisition and Greenmarine Holdings, would represent 90% of all outstanding shares on the date of purchase and, as a result thereof, Greenmarine being satisfied, in its sole discretion, that on the date of purchase it will be able to consummate the proposed second-step merger as a "short-form merger" pursuant to the provisions of Section 253 of the Delaware General Corporation Law immediately after consummation of the offer, (2) Outboard Marine's preferred stock purchase rights being redeemed by the Board of Directors of Outboard Marine or being satisfied, in its sole discretion, that such rights have been invalidated or are otherwise inapplicable to its offer and the proposed merger,
(3) Greenmarine Acquisition being satisfied, in its sole discretion, that the proposed merger can be consummated without the need for a supermajority vote of Outboard Marine's stockholders pursuant to Article Eighteenth of Outboard Marine's Restated Certificate of Incorporation, (4) Greenmarine
Acquisition shall have received the loan proceeds committed to be provided by American Financial Group in accordance with the commitment letter issued by American Financial Group to Greenmarine Acquisition, dated August 7, 1997, (5) Greenmarine Acquisition being satisfied, in its sole discretion, that, upon consummation of the offer and the merger, Outboard Marine will not be in default under any instrument evidencing Outboard Marine's then outstanding indebtedness, or, if in default, the purchaser and the parent having obtained, prior to the expiration date, on terms reasonably acceptable to Greenmarine Holdings, sufficient financing to enable Outboard Marine to refinance or redeem any such indebtedness upon consummation of the offer and the merger, and (6) Greenmarine Acquisition being satisfied, in its sole discretion, that the previously announced Agreement and Plan of Merger between Outboard Marine and Detroit Diesel Corporation has been terminated in accordance with its terms.

The Greenmarine offer and withdrawal period for the offer will expire at 5:00 p.m., New York City time, on Monday, September 8, 1997, unless extended.


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